SECURITIES )N
Wa 15048998

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL
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SEC FILE NUMBER
8- 49677

AP 3/12

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2014** AND ENDING **12/31/2014**
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **ARVEST INVESTMENTS, INC.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

921 W. Monroe Ave.
(No. and Street)

Lowell, Arkansas 72745
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Name: **Calvin Jarrett** (Area Code – Telephone Number): **(479) 770-1825**

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pricewaterhouse Coopers LLP
(Name – *if individual, state last, first, middle name*)

(Address) **10 Tenth Street** (City) **Atlanta** (State) **Georgia** (Zip Code) **30309**

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PB 3/14/15

OATH OR AFFIRMATION

I, **Calvin Jarrett**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Arvest Investments, Inc.**, as of **December 31, 2014**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

BETINA POST
My Commission Expires 10/17/2023
NOTARY PUBLIC
Commission No. 12396415
BENTON CO., AR.

Signature

President-Investment Services
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Arvest Investments, Inc.

(A wholly-owned subsidiary of Arvest Bank)

Financial Statements and
Supplementary Information
December 31, 2014

Arvest Investments, Inc.
(A wholly-owned subsidiary of Arvest Bank)
Index
December 31, 2014

Page(s)

Report of Independent Registered Public Accounting Firm 1

Financial Statements

Statement of Financial Condition 2

Statement of Operations 3

Statement of Changes in Stockholder's Equity 4

Statement of Cash Flows 5

Notes to Financial Statements 6–9

Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission

Schedule I - Computation of Net Capital Under Rule 15c3-1 11



Report of Independent Registered Public Accounting Firm

To the Board of Directors of Arvest Bank Group, Inc.
and Management of Arvest Investments, Inc.:

In our opinion, the accompanying statement of financial condition, and the related statements of operations, of changes in stockholder's equity, and of cash flows present fairly, in all material respects, the financial position of Arvest Investments, Inc. (the "Company") at December 31, 2014 and the results of its operations and of its cash flows for the period then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Schedule I ("Computation of Net Capital Under Rule 15c3-1") is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. The supplemental information is the responsibility of the Company's management. The supplemental information has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

February 27, 2015

PricewaterhouseCoopers LLP, 214 North Tryon Street, Suite 3600, Charlotte, NC 28202
T: (704) 344 7500, F: (704) 344 4100, www.pwc.com/us

Arvest Investments, Inc.
(A wholly-owned subsidiary of Arvest Bank)
Statement of Financial Condition
Year Ended December 31, 2014

Assets	
Cash and cash equivalents	$ 7,599,597
Receivables from broker-dealers	1,493,319
Prepaid expenses	194,412
Other assets	130,012
Total assets	$ 9,417,340
Liabilities and Stockholder's Equity	
Payable to Arvest Bank	$ 760,920
Accrued compensation expense	3,156,420
Total liabilities	3,917,340
Common stock, no par value; 1,000 shares authorized; 100 shares issued and outstanding	5,500,000
Total stockholder's equity	5,500,000
Total liabilities and stockholder's equity	$ 9,417,340

The accompanying notes are an integral part of the financial statements.

Arvest Investments, Inc.
(A wholly-owned subsidiary of Arvest Bank)
Statement of Operations
Year Ended December 31, 2014

Revenues	
Commissions	$26,762,912
Mutual fund fees	2,805,141
Trading profits	39,610
Qualified plan revenue	1,275,684
Other income	8,153
Total revenues	30,891,500
Expenses	
Compensation and related benefits	23,084,526
Market data services	862,050
Occupancy	426,131
Software expenses	232,899
Travel expenses	450,069
Regulatory fees and expenses	570,519
Clearing expenses	451,610
Other expenses	899,662
Total expenses	26,977,466
Net revenue prior to additional allocated costs from Arvest Bank	3,914,034
Additional allocated costs from Arvest Bank	(3,914,034)
Net income	$ -

The accompanying notes are an integral part of the financial statements.

Arvest Investments, Inc.
(A wholly-owned subsidiary of Arvest Bank)
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2014

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
Balance at January 1, 2014	$ 5,500,000	$ -	$ -	$ 5,500,000
Net income				-
Balance at December 31, 2014	$ 5,500,000	$ -	$ -	$ 5,500,000

The accompanying notes are an integral part of the financial statements.

Arvest Investments, Inc.
(A wholly-owned subsidiary of Arvest Bank)
Statement of Cash Flows
Year Ended December 31, 2014

Cash flows from operating activities	
Net income	$ -
Adjustments to reconcile net income to net cash used by operating activities	
Changes in assets and liabilities	
Decrease in receivables from broker-dealers	243,561
Decrease in notes receivable	42,284
Increase in prepaid expenses	(85)
Increase in other assets	(3)
Increase in payable to Arvest Bank	380,308
Increase in accrued compensation expense	332,487
Net cash provided by operating activities	998,552
Cash and cash equivalents	
Beginning of year	6,601,045
End of year	$ 7,599,597

The accompanying notes are an integral part of the financial statements.

Organization and Nature of Business

Arvest Investments, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority, Inc. The Company is an Arkansas corporation that is a wholly-owned subsidiary of Arvest Bank, a wholly-owned indirect subsidiary of Arvest Bank Group, Inc. ("ABG"). The Company primarily acts as an introducing broker-dealer offering a wide range of investment security products to retail customers of Arvest Bank.

The Company executes its customers' transactions, on a fully-disclosed basis, through unaffiliated clearing broker-dealers, which carry the accounts and securities of the Company's customers.

The Company is the exclusive provider of retail brokerage services for Arvest Bank and primarily derives its revenues from these services. Most of the Company's registered representatives are located in banking locations of Arvest Bank and, therefore, Arvest Bank customers have ready access to the registered representatives. In connection with this relationship, the Company is a party to an agreement with Arvest Bank under which all of the Company's income and expenses are allocated to Arvest Bank reflecting the intent that the Company operate on a break-even reporting basis. As a result, the Company reports no net income after such allocation, and therefore reports no retained earnings.

Summary of Significant Accounting Policies

The significant accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America and prevailing practices within the broker-dealer industry. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires that management make estimates and assumptions which impact the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and assumptions.

The following is a summary of the more significant accounting policies of the Company:

Income Recognition

Commission revenues and mutual fund fees are recorded by the Company on a trade date basis as security transactions occur. Commission revenues are recorded at the amount charged to the customer which, in many cases, may include varying discounts to standard rates. Annuity commissions are recognized when the signed contract and premium are submitted to the annuity carrier.

Commissions include certain asset-based fees. These include mutual fund and annuity trailing commissions. These revenues are recorded ratably over the period earned.

Income Taxes

The Company's operations are included in the consolidated federal and state income tax returns of ABG. Since the Company generates no taxable income or significant permanent or temporary differences, no income tax provision has been recorded.

Cash and Cash Equivalents

The Company has defined cash equivalents as highly liquid investments with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Statement of Changes in Subordinated Liabilities
The financial statements of the Company do not include a statement of changes in liabilities subordinated to the claims of general creditors as required under Rule 17a-5 of the SEC since no such liabilities existed at December 31, 2014 or during the year then ended.

Recently Issued Accounting Standards

In May 2014, the FASB and the International Accounting Standards Board ("IASB") jointly issued Accounting Standards Update ("ASU") No. 2014-09, *Revenue from Contracts with Customers* ("ASU 2014-09"), a comprehensive new revenue recognition standard that will supersede nearly all existing revenue recognition guidance. The objective of ASU 2014-09 is that a company will recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU 2014-09 will be effective for the first quarter of 2017. An entity can elect to adopt ASU 2014-09 using one of two methods, either full retrospective adoption to each prior reporting period, or recognize the cumulative effect of adoption at the date of initial application. The Company is in the process of evaluating the new standard and does not know the effect, if any, ASU 2014- 09 will have on the financial statements or which adoption method will be used.

Receivables From Broker-Dealers

Amounts from broker-dealers at December 31, 2014 consisted of fees and commissions from the Company's clearing brokers.

Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and establishes a maximum ratio of aggregate indebtedness to net capital, both as defined. At December 31, 2014, the Company had net capital of $5,215,119 which was $4,953,963 in excess of its required net capital of $261,156, and a ratio of aggregate indebtedness to net capital of .75 to 1, which was less than the maximum allowable ratio of 15 to 1.

The Company claims exemption from SEC Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of the Rule.

Transactions with Arvest Bank

The Company is the exclusive provider of retail brokerage services for Arvest Bank and primarily derives its revenues from these services. Most of the Company's registered representatives are located in banking locations of Arvest Bank and, therefore, Arvest Bank customers have ready access to the registered representatives. In connection with this relationship, the Company is a party to an agreement with Arvest Bank under which all of the Company's revenues, net of the direct expenses incurred in connection with the generation of the revenues, plus an allocation of all of the Company's other expenses are allocated to Arvest Bank. As a result, the Company reports no net income after such allocation, and therefore reports no retained earnings.

The Company rents office space and equipment and purchases support services, including all personnel services, from Arvest Bank. Total expenses incurred for the above activities for the year ended December 31, 2014 amounted to $23,355,679. At December 31, 2014 the amount payable to Arvest Bank of $760,920 and accrued compensation expense of $3,087,847 represent unpaid balances relating to these expenses. Stated financial results may differ if these transactions were conducted with other external parties.

Arvest Bank may, from time to time, provide the Company with capital contributions in order to maintain minimum net capital requirements. During the year ended December 31, 2014, there were no such contributions of capital. The Company also maintained cash on deposit with Arvest Bank at December 31, 2014 totaling $31,020.

Commitments and Contingent Liabilities

In the normal course of business, the Company may become subject to litigation or claims. The Company is not aware of any litigation or claims against the Company which would materially affect its financial condition or results of operations.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company's clearing brokers extend credit to the Company's customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the clearing brokers clear customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. In the event the customer fails to satisfy its obligations, the clearing broker may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. Any associated loss incurred by the clearing brokers may be reimbursed by the Company in accordance with the clearing agreements between the clearing brokers and the Company. The Company seeks to control the risks associated with these activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions, when necessary.

As the right to charge the Company has no maximum amount and may apply to all trades executed through the clearing broker-dealers, the Company believes there is no maximum amount assignable to this right. At December 31, 2014, the Company had recorded no liabilities with regard to this right. The Company has not historically incurred any material losses arising from these activities and does not anticipate future losses, if any, to have a material impact on the financial statements.

In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of the clearing brokers and all counterparties with which it conducts business.

Fair Value Measurements

The Company records trading securities at fair value. Fair value is a market-based measurement and is defined as the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date. A fair value hierarchy for disclosure of fair value measurements is used to maximize the use of observable inputs, that is, inputs that reflect the assumption market participants would use in pricing an asset or liability based on market data obtained from sources independent of the reporting entity. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. A financial instrument's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

Level 1 Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets. The types of instruments valued based on quoted market prices in active markets include active listed equities, if any, and money market securities. The Company held no Level 1 assets at December 31, 2014.

Level 2 Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument. The types of instruments valued based on quoted prices for similar assets with reasonable levels of price transparency include state and municipal obligations. At December 31, 2014, the Company held no municipal obligations.

Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement. The Company held no Level 3 assets during the year ended December 31, 2014.

At December 31, 2014 the Company had no financial assets or liabilities measured at fair value.

Subsequent Events

The Company has evaluated subsequent events and has determined there are none requiring disclosure through February 27, 2015 which is the date the financial statements were issued.

Supplementary Information Required
By Rule 17a-5 of
the Securities and Exchange Commission

Arvest Investments, Inc.
(A wholly-owned subsidiary of Arvest Bank)
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2014

Schedule I

Computation of Net Capital	
Total stockholder's equity	$ 5,500,000
Total stockholder's equity qualified for net capital	5,500,000
Deductions	
Nonallowable assets	
Prepaid expenses	(194,412)
Net capital before haircut on money market funds	5,305,588
Haircut on money market funds	(90,469)
Net capital	$ 5,215,119
Computation of Aggregate Indebtedness	
Payable to Arvest Bank	$ 760,920
Accrued compensation expense	3,156,420
Aggregate indebtedness	$ 3,917,340
Computation of Basic Net Capital Requirements	
Minimum net capital required (greater of $250,000 or 6 2/3% of aggregate indebtedness)	$ 261,156
Excess net capital	$ 4,953,963
Ratio of aggregate indebtedness to net capital	.75 to 1



Report of Independent Accountants on Agreed Upon Procedures Required by SEC Rule 17a-5(e)(4)

To the Board of Directors of Arvest Bank Group, Inc. and
Management of Arvest Investments, Inc.

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Securities Investor Protection Corporation (SIPC) of Arvest Investments, Inc. for the year ended December 31, 2014, which were agreed to by Arvest Investments, Inc., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating Arvest Investments, Inc.'s compliance with the applicable instructions of Form SIPC-7 during the year ended December 31, 2014. Management is responsible for Arvest Investments, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7 with the respective cash disbursement records entries, as follows: Payments dated July 30th,2014 in the amount of $5,855, compared to wire transfer number 145281280 obtained from Gretchen Brewer, Financial and Operations Principal. No differences noted.

2. Compared the Total Revenue amount reported on page 3 of the audited Form X-17A-5 for the year ended December 31, 2014 to the Total revenue amount of $30,891,501 reported on page 2, item 2a of Form SIPC-7 for the year ended December 31, 2014. No differences were noted.

3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedules and working papers, as follows:

    a. Compared deductions on line 2, revenues from the distributions of shares of registered open end investment company or unit investment trust, from the sale of variance annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transaction in security futures contracts of $26,038,301 to supporting schedules and working papers provided by Gretchen Brewer, Financial and Operational Principal. No differences noted.

b. Compare deductions on line 2, commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions of $451,610 to supporting schedules and working papers provided by Gretchen Brewer, Financial and Operational Principal. No differences noted.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:

   a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e of $4,398,767 and $10,997, respectively of the Form SIPC-7. No difference noted.

5. Compared the amount of any overpayment applied to the current assessment on page 1, item 2C of Form SIPC-7 with page 1, item 2H of the Form SIPC-7T filed for the prior period ended December 31, 2013 on which it was originally computed of $0. No difference noted.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the board of directors of Arvest Investments, Inc., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 27, 2015


pwc

Report of Independent Registered Public Accounting Firm

To the Management of Arvest Investments, Inc.

We have reviewed Arvest Investments, Inc.'s assertions, included in the accompanying Arvest Investments, Inc.'s Exemption Report, in which (1) the Company identified 17 C.F.R. § 240.15c3-3(k)(2)(ii) as the provision under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (the "exemption provision") and (2) the Company stated that it met the identified exemption provision throughout the period June 1, 2014 to December 31, 2014 without exception. The Company's management is responsible for the assertions and for compliance with the identified exemption provision throughout the period June 1, 2014 to December 31, 2014.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of 17 C.F.R. § 240.15c3-3.

PricewaterhouseCoopers LLP

February 27, 2015



February 27, 2015

Arvest Investments, Inc.'s Exemption Report

Arvest Investments, Inc. (the "Company") is a registered broker dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provision of 17 C.F.R. § 240.15c3-3(k): (2)(ii).

(2) The Company met the identified exemption provision in 17 C.F.R. § 240.15c3-3(k) during the period June 1, 2014 to December 31, 2014 without exception.

I, CALVIN JARRETT affirm, to my best knowledge and belief, this Exemption Report is true and correct.

Calvin Jarrett

Calvin Jarrett
President of Arvest Investments, Inc.

921 W. Monroe Ave.
P.O. Box 1515 • Lowell, AR 72745-1515
www.arvestam.com